Exhibit 99.1

ASX ANNOUNCEMENT

July 26th, 2012

BREVAGen™ - Cleared for Sale in California

Melbourne, Australia; July 26th, 2012: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE) is pleased to announce that the Laboratory Field Services Unit of the California Department of Public Health (CDPH) has granted a license to the Company’s Australian-based laboratory.  BREVAGen™ may now be offered for sale into the State of California.

Based solely on incidence rates, California represents approximately 11% of the United States’ total breast cancer incidence, with over 25,000 new cases of breast cancer diagnosed annually. (ACS Breast Cancer Facts & Figures 2011-12, ACS Cancer Facts & Figures 2012)

“We expect California to be a large and significant market for BREVAGen™,” said Dr. Paul MacLeman, Genetic Technologies’ Chief Executive Officer.  “We will be applying sales and marketing resources to drive test adoption and sales in the State in the coming weeks.”

U.S. State Certification

In April 2011, Genetic Technologies successfully attained CLIA approval, allowing BREVAGen™ to be sold into 42 U.S. States (see ASX announcement dated April 27th, 2011).  Following the Company’s receipt of a certificate of compliance issued by the Centers for Medicare and Medicaid Services (see ASX announcement dated February 16th, 2012), the Company has submitted numerous applications for “Out of State Licensure,” which allow BREVAGen™ to also be sold in Pennsylvania, Rhode Island, Nevada, Tennessee, Maryland, and now in California.  The Company has also submitted a licensure application in Florida and expects to receive approval to sell BREVAGen™ in this key State shortly.

The Company has commenced serial submission of an application to submit to the New York State Department of Health, Clinical Laboratory Evaluation Program (CLEP) to offer Out of State Clinical Lab Services to New York State residents.

ENDS

FOR FURTHER INFORMATION PLEASE CONTACT

Dr. Paul D.R. MacLeman	Rudi Michelson (Australia)	Laura Landry (USA)
Chief Executive Officer	Monsoon Communications	BluePrint Life Science Group

Genetic Technologies Limited	+61 3 9620 3333	+1 (415) 375.3340 Ext. 2022
Phone: +61 3 8412 7000

About BREVAGen™

The BREVAGen™ breast cancer risk stratification test is a novel genetic test panel that examines a patient’s DNA to detect the absence or presence of certain common genetic variations (SNPs) associated with an increased risk for developing breast cancer.  The test is designed to help physicians assess aggregate breast cancer risk from these genetic markers, plus factors from a standard clinical assessment based on a patient’s family and personal history, thus giving a clearer picture of an individual woman’s risk of developing breast cancer.  The BREVAGen™ test may be especially useful for women predisposed to hormone dependant breast cancer, including those who have undergone breast biopsies, as the test will provide information that can help physicians recommend alternative courses of action, such as more vigilant, targeted surveillance or preventive therapy, on a personalized patient-by-patient basis.  For more information, please visit http://www.brevagen.com, or http://www.brevagen.com.au

About Genetic Technologies Limited

Genetic Technologies is an established diagnostics company with more than 20 years of experience in commercializing genetic testing, non-coding DNA and product patenting.  The Company has operations in Australia and the U.S. and is dual-listed on the ASX (GTG.AX) and NASDAQ (GENE).  Genetic Technologies is focused on the commercialization of its patent portfolio through an active out-licensing program and the global expansion of its oncology and cancer management diagnostics assets.  Its U.S. subsidiary, Phenogen Sciences, offers novel predictive testing and assessment tools to help physicians proactively manage women’s health.  Phenogen’s lead product, BREVAGen™, is a first in class, clinically validated risk assessment test for non-familial breast cancer.  For more information, please visit http://www.gtglabs.com, http://www.phenogensciences.com.

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act  The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees.  Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results.  Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com   ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040